                                                                  CONFORMED COPY

                       SECURITIES AND EXCHANGE COMMISSION
                              Washington D.C. 20549


                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1933



                           For the month of July 2004



                                BANCOLOMBIA S.A.
                 (Translation of Registrant's name into English)


                               Calle 50 No. 51-66
                               Medellin, Colombia
                    (Address of principal executive offices)



(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

      Form 20-F   X        Form 40-F
                -----                -----
(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

      Yes            No   X
          -----         -----

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______________.)
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This Report on Form 6-K shall be incorporated by reference into the registrant's registration statement on Form F-3 (File No. 333-12658).
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                                    SIGNATURE

            Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                     BANCOLOMBIA S.A.
                                      (Registrant)


Date: July 9, 2004               By  /s/ JAIME ALBERTO VELASQUEZ B.
                                     ------------------------------------------
                                     Name: Jaime Alberto Velasquez B.
                                     Title: Vice President of Finance


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                            [BANCOLOMBIA LETTERHEAD]


                  PROSECUTOR'S OFFICE RESOLVES APPEAL IN FAVOR
                                 OF BANCOLOMBIA


Medellin, July 9, 2004.

In a new favorable decision for BANCOLOMBIA, the prosecutor's office before the Colombian Penal Supreme Court, confirmed yesterday the previous decision of the Special Unit of the prosecutor's office for Crime against Public Administration, in which this Unit declined to initiate penal action against Mr. Jorge Londono and Mr. Federico Ochoa, President and Executive Vicepresident of the Bank.

The investigation was initiated due to the imputations made by the Gilinsky family, according to which, in the process of acquisition and further merger of Banco de Colombia and Banco Industrial Colombiano, crimes of fraud, unauthorized operations with shareholders and improper use of public resources, among others, had been committed. Additionally they presented several civil law suits against BANCOLOMBIA, as civil liable, demanding substantial indemnifications.

When resolving plaintiff's appeal against first instance decision dated December 26th, 2003, the above mentioned prosecutor's office reiterated that referred crimes were not committed by BIC's (now BANCOLOMBIA's) officers, and that their behavior was in complete compliance with the law, confirming therefore the previous decision of declining to initiate penal action against them. As a consequence, liability of the Bank cannot be predicated either.

The prosecutor's office decision is final and therefore there is no appeal against it.

CONTACTS
--------------------------------------------------------------------------------
      SHAREHOLDERS AND INVESTOR RELATIONS OFFICE investorrelations@bancolombia.com.co
      Fax: (574) 231 7208